HARRISON-ROSS FUNERAL HOME INC.

7789

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This Certifies that _____ is the

registered holder of _____ Shares

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate property endorsed. **In Witness Whereof**, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this _____ day of _____ A. D. _____

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President

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Secretary